September 24, 2007

By EDGAR FILING

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, NE, Mail Stop 7010

Washington, D.C. 20649

Attn:	Anne Nguyen Parker

Re:	Dune Energy, Inc.

Registration Statement on Form S-3

Filed August 15, 2007

File No. 333-145477

Dear Ms. Parker:

On behalf of Dune Energy, Inc. (the “Registrant”), we simultaneously herewith are filing Amendment No. 1 to Form S-3 (“Amendment”), revising the Registrant’s Registration Statement on Form S-3 (“Form S-3”) in reply to the comments conveyed by the Commission staff it its letter of September 6, 2007. We understand that the Amendment has been “R” tagged in the EDGAR submission to the Commission to show the Registrant’s changes to the Form S-3 previously filed with the Commission on August 15, 2007.

For the Commission’s benefit, we provide the following response to the Commission’s comments:

General

1.

We note that you restated your consolidated financial statements for the year ended December 31, 2006 to restate your proved properties impairment expense and the supplemental oil and gas information related to the revision of the reserve report of your independent engineer for the correction of natural gas prices used in the calculation of year end reserves. In your amended 10-KSB, you revised your disclosure controls language to indicate that your controls were not effective and that you were, “[I]mplementing procedures whereby reports received from [y]our outside consultants/advisors are more thoroughly reviewed.” In your subsequent 10-Qs you have indicated that your controls are

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September 24, 2007

effective but have not discussed or described the procedures implemented subsequent to the 10-K/A. Please revise your Form 10-Q for the quarter ended March 31, 2007 to disclose in greater detail the nature of the material weakness disclosed in the Form 10-K/A. Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began. In addition, please include a discussion of the procedures you implemented and disclose any material costs associated with such corrective actions. Further, revise the disclosure to explain how management has determined that your disclosure controls and procedures are now effective given the material weaknesses that were identified.

The Registrant is simultaneously herewith filing with the Commission on Form 10-Q/A an amendment to its prior company report for the quarter ended March 31, 2007 on Form 10-Q filed on May 15, 2007, which amendment incorporates the requested disclosures.

Risk Factors, page 11

2.	We note your risk factor on page 23 titled, “Holders of our common stock may experience dilution of their ownership interests due to the future issuance of additional shares of our common stock.” Please expand this risk factor to include the risks relating to the large number of shares being resold in this offering and the fact that the number of shares being resold is greater than the current amount of shares of common stock currently outstanding. In addition, expand to discuss the reset provision and the Reset Threshold for the preferred stock, disclose the current market price of your common stock, and quantify the amount of common stock issuable upon conversion of the preferred stock if the reset were to occur today.

The risk factor on page 23 of the Registrant’s registration statement has been expanded as requested.

Selling Security Holders, page 28

3.

Your selling security holders table identifies a total of 188,730 shares of preferred stock and 63,076,686 shares of common stock being registered. The cover page of the prospectus, on the other hand, states that 216,000 shares of preferred stock and 82,555,866 are being registered. Please revise the selling security holders table to include all selling security holders and all shares being registered. Alternatively, if you are relying on Rule 430B to omit the identities of certain selling security holders, please provide us with an analysis of your

Securities and Exchange Commission

September 24, 2007

qualification to use Rule 430B (including whether or not you are disqualified pursuant to Rule 430(b)(iv)), and comply with all the requirements of Rule 430B.

Registrant has elected to omit from the selling security holders table a total of 50,082 shares of preferred stock and 15,149,666 shares of common stock into which such preferred stock may be converted in reliance upon Rule 430B promulgated by the Commission.

Rule 430B permits a registrant to omit the identity of selling security holders from its prospectus with respect to an offering the securities of which are being registered for resale provided that: (i) the offering of such securities is completed; (ii) such securities are issued and outstanding prior to the date of the registration statement; (iii) the registration statement refers to any unnamed selling security holders in a generic matter by identifying the offering in which the securities were sold; and (iv) the registrant is not currently and has not in the last three years been classified as a blank check company or a shell company – as those terms are defined in Rules 419(a)(2) and 405 respectively – and has not engaged in offering of “penny stock” during such three year period.

The Registrant satisfies the above requirements and may rely on Rule 430B with respect to its registration for resale of the preferred stock and the underlying shares of common stock into which such preferred stock is convertible.

First, the preferred stock registered for resale was sold in a private offering of those securities exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to a purchase agreement dated May 1, 2007. Second, the offering and sale of the preferred stock to the initial purchaser was completed on May 15, 2007 with respect to 180,000 shares and June 5, 2007 with respect to an additional 36,000 shares of preferred stock in accordance with the “green shoe” provisions contained in the purchase agreement, as previously disclosed by the Registrant in its Current Reports on Forms 8-K filed with the Commission on My 21, 2007 and June 8, 2007. All of the preferred stock was therefore issued and outstanding by August 15, 2007, the initial filing date of the registration statement by the Registrant. In addition, under the Amendment being filed the Registrant has made reference in a generic manner to the omitted selling security holders by identifying the initial offering transaction, which provides for the initial purchaser to sell to qualified institutional buyers in reliance on the exemption from registration provided under Rule 144A of the Securities Act.

Lastly, the Registrant is not disqualified under Rule 430B(b)(iv) because neither now nor any time during the last 3 years has the Registrant been a development stage company – or “blank check” company” – or a “shell” company having nominal assets or

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September 24, 2007

operations. Specifically, the Registrant has continued to operate in the exploration, development, acquisition and exploitation of crude oil and natural gas properties since its acquisition in June 2004 of a working interest in such properties. Its most recent acquisition of working interests and oil and gas properties was funded in part by the above-referenced offering of preferred stock. Based upon its audited balance sheet for the year ended December 31, 2006, the Registrant has net tangible assets greater than $2 million, thereby exempting its securities offerings from the definition of “penny stock” under Section 3a(51) of the Securities and Exchange Act of 1934 and Rule 3(a)51-1 promulgated thereunder.

4.	Please disclose the natural persons who exercise voting and/or investment power with respect to the securities to be offered for resale by each of the selling stockholders. We note that no natural person is provided for Natural Gas Partners VII, L.P. See interpretation I.60 of the July 1997 manual of publicly available Corporation Finance telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance telephone interpretation manual.

The selling stockholders list beginning on page 28 of the Registrant’s registration statement has been revised to disclose the natural persons who exercise voting and/or investment power with respect to the securities to be offered for resale, as requested. Specifically, the Registrant has revised footnotes (10) and (20) through (24), inclusive.

*   *   *

As part of the Amendment, the Registrant updated the Form S-3 to reflect the registration of 44,159 additional shares of preferred stock, together with 14,719,666 additional shares of common stock issuable upon conversion thereof, to cover shares of preferred stock deliverable by the Registrant as payment in kind for quarterly dividends accruing on the purchased shares of preferred stock through the first eight quarterly dividend periods, all as more particularly described in the Certificate of Designations filed by the Registrant on May 15, 2007.

Should the Commission staff have any further questions, please do not hesitate to contact undersigned at (212) 561-3614 or Matt Cohen, Esq. at (212) 561-3602.

Sincerely,

/s/ J. Russell Bulkeley
J. Russell Bulkeley